October 25, 2024

Nicholas Saccomano
Chief Executive Officer
OnKure Therapeutics, Inc.
6707 Winchester Circle, #400
Boulder, CO 80301

       Re: OnKure Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed October 23, 2024
           File No. 333-282792
Dear Nicholas Saccomano:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jennifer Knapp, Esq.